Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

    The Subsidiaries of the Registrant are: (a) TIB Bank which is organized under the laws of the State of Florida; (b) Naples Capital Advisors Inc., a registered investment advisor; (c) TIBFL Statutory Trust I and TIBFL Statutory Trust II which are Connecticut statutory trusts; and (d) TIBFL Statutory Trust III, which is a Delaware statutory trust.